MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2014 and 2013

Dated August 12, 2014

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Management’s Discussion and Analysis for Quarter Ended June 30, 2014

INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six months ended June 30, 2014. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2014 (prepared in accordance with IAS 34 Financial Reporting (“IAS 34”). The information provided herein supplements, but does not form part of, the condensed interim consolidated financial statements. This discussion covers the three and six month periods ended June 30, 2014 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated Information for this MD&A is as at August 12, 2014.

BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009, under the laws of the Province of British Columbia. The Company’s principal objective is to profitably operate the Escobal mine, a mining operation located in southeastern Guatemala.

At present, the Company’s only commercial operation is the Escobal mine, which contains high-grade silver, gold, lead, and zinc mineralization (“Escobal mine”). Operating Escobal as a profitable silver mine will require that Tahoe consistently meet production targets and effectively manage costs.

In addition to operating Escobal, Tahoe is engaged in ongoing exploration activities in Guatemala, and review of prospective precious metals mineral acquisitions in the Americas.

HIGHLIGHTS OF Q2 2014

OPERATIONAL

  The Company completed 2,205 meters of underground development during the quarter and 30,070 meters of production drilling.

  Mill throughput totaled 311.1 thousand tonnes and averaged 3,419 tonnes per day (“tpd”) during the quarter. Throughput totaled 584.8 thousand tonnes and averaged 3,231 tpd through June 30, 2014.

  During the quarter, the Escobal mine produced metal concentrates containing 5.8 million ounces of silver, 2,928 ounces of gold, 3,451 tonnes of lead and 3,782 tonnes of zinc.

  Second quarter sales consisted of 4.8 million ounces of silver, 2,142 ounces of gold, 2,670 tonnes of lead and 3,066 tonnes of zinc.

  Escobal achieved mine operating earnings of $56.5 million during the second quarter of 2014, $99.7 million through June 30, 2014.

  Cash flow from operations before changes in working capital was $58.9 million for the quarter and $104.8 million through June 30, 2014.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

OVERVIEW OF Q2 2014

ESCOBAL OPERATIONS

Commissioning of the Escobal Mine was completed in January 2014 as operating levels intended by management had been reached. Accordingly, amounts capitalized associated with the estimated resource were reclassified from non-depletable to depletable mining interest. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from sales of metal concentrates and costs incurred during production have been included in net earnings effective January 1, 2014. The following criteria were used in making the initial determination of commercial production:

  Mine production rates were sufficient to feed mill operations.

  Average throughput at the mill was in excess of 70% of capacity (2,450 tpd) for 30 days which was achieved January 13, 2014.

  Recovery of metal exceeded 80% of target or expected rates.

  Both lead and zinc concentrate were being produced – achieved late October 2013.

  Concentrate grades consistently exceeded 90% of the minimum expected specification.

  Tailings filtration exceeded 70% of target tonnage over a reasonable period of time.

Since the commencement of commercial production, the operation has continued to perform as intended.

The Company produced 5.8 million ounces of silver contained in lead and zinc concentrates in the second quarter, 9.9 million ounces year to date. Lead and zinc concentrate production during the quarter totaled 7,619 dry metric tonnes (“dmt”) and 7,094 dmt, respectively. Year to date production was 12,625 dmt and 12,157 dmt of lead and zinc concentrates respectively.

During the second quarter of 2014, 6,575 dmt of lead concentrate and 6,757 dmt of zinc concentrate containing approximately 4.8 million payable ounces of silver were shipped and sold to third party smelters. Through June 30, 2014 11,884 dmt of lead concentrate and 11,886 dmt of zinc concentrate containing approximately 9.0 million payable ounces of silver were shipped and sold.

Second quarter concentrate sales generated $104.7 million in revenues at operating costs of $48.2 million resulting in mine operating earnings of $56.5 million. Year to date revenues totaling $194.6 million less operating costs of $94.9 million provided mine operating earnings of $99.7 million.

Total cash cost per ounce of silver produced, net of by-product credits, for the second quarter of 2014 was $5.65 and $6.08 year to date, in line with guidance provided in November 2013 of $5.65 to $6.25 per ounce. This and other non-GAAP cost per ounce calculations are described in the Selected Financial Information section of this MD&A.

There were no comparable production and earning results during the same period in 2013 as operations had not commenced at that time.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

	Three Months ended	Six Months ended
	June 30, 2014	June 30, 2014
Tonnes Milled	311,092	584,784
Average Metal Grades
Silver (grams per tonne)	657	607
Gold (grams per tonne)	0.44	0.45
Lead (percent)	1.22	1.11
Zinc (percent)	1.65	1.52
Average Metal Recovery(1)
Silver	88.1%	86.5%
Gold	65.7%	65.9%
Lead	90.5%	88.9%
Zinc	73.5%	72.1%
Recovered Metal(2)
Silver Ounces	5,788,647	9,910,396
Gold Ounces	2,928	5,615
Lead Tonnes	3,451	5,793
Zinc Tonnes	3,782	6,427
Payable Metal (3)
Silver Ounces	5,495,442	9,397,176
Gold Ounces	2,640	5,062
Lead Tonnes	3,244	5,446
Zinc Tonnes	3,139	5,335
Cost Per Ounce Silver Produced (4)
Total Cash Cost Per Ounce Before By-Product Credit	$8.38	$8.93
Total Cash Cost Per Ounce Net of By-Product Credit	$5.65	$6.08
Total Production Cost Per Ounce Net of By-Product Credit	$7.55	$8.25
All-in-Sustaining Cost Per Ounce Net of By-Product Credit	$8.04	$8.94

Capital Expenditures (thousands) (5)	$7,566	$18,321

(1)	Percent silver and gold recovered into lead and zinc concentrates; Percent lead recovered into lead concentrate; Percent zinc recovered into zinc concentrate
(2)	Silver and gold contained in lead and zinc concentrates; Lead contained in lead concentrate; zinc contained in zinc concentrate
(3)	Payable metal calculated using average NSR payable values
(4)	Non-GAAP measurements - described in section VI. Selected Financial Information
(5)	Capital Expenditures

	Three Months	Six Months
Total Capital ($000's)	$7,566	$18,321
Non-Sustaining	(5,081)	(11,021)
Sustaining Capital	$2,485	$7,300
Project Close Out	2,176	58
PPE Working Capital Change	4,507	20,115
Net Change in PPE Cash Flow	$9,168	$27,473

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

Underground Development and Production

Underground development continues to advance in support of the life-of-mine production schedule, with 100 meters of primary ramp development and 300 meters of sublevel development completed during the second quarter. Primary ramp development has been completed down to the next mining sublevel at the 1190 meter elevation. Total project to date waste rock development stands at 9,003 meters of advance.

During the second quarter, 1,605 meters of stope development were completed on the 1265, 1290, 1315, and 1340 production sublevels. Mine to date stope development totals 8,057 meters. The majority of mine production during the quarter came from stopes located at the 1265 and 1290 sublevels, with additional mill feed produced from stope development activities.

Mill Performance

The focus of mill operations during the second quarter was to reach the 3500 tpd design rate and to commence optimization of metallurgical performance.

The Escobal mill continued to improve performance and metal recovery rates in the second quarter of 2014, with a total of 311,092 tonnes of feed processed with an average 88.1% recovery of silver in concentrates. Mill throughput averaged 3,419 tpd in the second quarter, reaching an average throughput of 3,709 tpd in June. Year to date, 584,784 tonnes of feed have been processed through the mill at 85.6% silver recovery.

Capital Projects

Paste plant performance continues to show improvements in both throughput and backfill quality. Engineering and equipment procurement for the paste backfill plant optimization continued in the second quarter. Delayed steel delivery has moved commissioning of the upgraded plant into the fourth quarter of 2014, with no impact to production anticipated.

The Company commenced placing tailings on phase 3 of the dry stack tailings facility which was completed in the first quarter. Phase 4 topsoil stripping, underdrain installation, and construction of water management features continued through the second quarter. Concurrent reclamation (topsoil placement and re-vegetation) of the front slope of the dry stack facility continues. Following scheduled quality assurance work completed in the second quarter that encountered elevated tailing pore pressure, vertical drains and monitoring instrumentation are scheduled for installation in the third quarter.

Engineering and equipment selection for the expansion of the tailing filtration facility advanced in the second quarter. The fourth tailing filter press will be added to provide filtering capacity for the anticipated mill throughput expansion. The project remains on budget and on schedule, with commissioning slated for the first quarter 2015.

Geologic modeling and resource estimation in support of the 4500 tpd expansion feasibility was near completion at the end of the second quarter. Engineering analyses of the expansion continue. The feasibility study, which will include the Company’s initial reserve statement, is scheduled for completion by the fourth quarter of 2014.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

EXPLORATION

All identified mineral resources for the Escobal project are located on the Escobal exploitation concession, which along with three other exploration concessions comprise the project area. Exploration drilling continued at the Escobal project throughout the quarter.

During the quarter, a total of ten surface and four underground exploration holes for a total of 6,216 meters were drilled at Escobal. Exploration drilling focused on testing dip extensions in the East and West zones, and explored mineralization associated with the Beto zone, a secondary vein located southwest of Escobal. Mineralization in the project area is now recognized over a 3,000 meter strike length and 2,000 meter vertical range.

In addition to the Escobal vein, twelve veins have been discovered in the region. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions that have not yet been granted or are in areas that are not receptive to mining. There is no assurance that concessions will be granted which would allow the Company to extend exploration activities. Given the proposed moratorium on new licenses, regional exploration efforts outside of our four approved licenses have been temporarily suspended.

With the Escobal mine in production, exploration to identify and define target extensions will continue through wide step-out drilling. Priority will be placed on testing deep and lateral extension targets at Escobal as well as other district and regional targets. Exploration expenditures for the quarter totaled $1.1 million and $2.5 million year to date through June 30, 2014.

LEGAL, GOVERNMENT ACTIVITIES AND COMMUNITY RELATIONS

Appeal before the Constitutional Court

On July 23, 2013, a Court of Appeals in Guatemala held that the Ministry of Energy and Mines (“MEM”) should have conducted a hearing of a written opposition to the Escobal exploitation license during the permitting application process. The court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Escobal exploitation license. MEM and the Company have appealed the lower court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court of Appeals’ decision, MEM will likely be compelled to hear the opposition which it already stated it believes to be without merit. A public hearing of the appeal was held in November, 2013. The Constitutional Court is expected to issue a ruling in the case sometime in the coming year.

Power Line

Organized resistance has impeded the Company’s attempts to install a power line along an approved right of way. The Company has opted to defer construction of the power line at this time and has installed contractor supplied generator power which is sufficient to operate the project up to 4500 tpd.

Garcia, et al. v. Tahoe Resources Inc.

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. Filed by seven Guatemalan plaintiffs, the lawsuit alleges that Tahoe is directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. Tahoe believes the claim has no merit.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

Community activity and donations

In May 2014, Minera San Rafael, S.A. (“MSR”) signed a donation agreement to support the Guatemalan Government’s Zero Hunger Pact program (Pacto Hambre Cero). Given through Guatemala’s Ministry of Social Development, the $2.3 million donation will be used primarily for family nutrition and household management training initiatives. This donation has been included in current liabilities as at June 30, 2014 as it is anticipated to be paid within the next year.

CREDIT FACILITY

The Company entered into and drew down a $50 million credit facility during 2013 with a major international lender. The credit facility bears interest at a rate per annum of the US$ London Interbank Offered Rate (“LIBOR”) plus a margin of 6%. The initial term of the note was 12 months with an optional extension period by mutual agreement.

On January 2, 2014, the Company expanded the facility and drew an additional $25 million to ensure adequate working capital through continued ramp up of the Escobal Mine and to support general corporate purposes. The $25 million bears interest at a rate per annum of the US$ LIBOR plus 7.25% . The maturity date of the entire $75 million was also extended to September 3, 2014.

In July 2014, the Company amended the credit facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement. The additional $25 million is scheduled for repayment by September 3, 2014 and is anticipated to be paid from operating cash flows.

The credit facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and MSR.

Additionally, the credit facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other entity.

2014 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2014 production and unit costs in November 2013, which remained unchanged through the first half of the year. Production during 2014 is anticipated to be between 18 and 21 million ounces of silver in concentrate and unit costs per ounce of silver are expected to be within guidance previously provided.

Guidance provided by the Company for 2014:

Silver contained in concentrates	18 to 21 million ounces
Total cash cost per ounce (before by-product credits)	$8.30	–	$9.20
By-product per ounce credit for gold, lead, zinc	(2.65)	–	(2.95)
Total cash cost per ounce (net of by-product credits)	$5.65	–	$6.25
Total production cost per ounce	$10.50	–	$11.50
All-in sustaining cost per ounce	$8.85	–	$9.85

Notes:

1.	See “Cautionary Statement on Forward-Looking Information” and “Selected Financial Information – Results of Q2 2014 Operations – Non-GAAP Financial Measures” in this MD&A.
2.	Assumes the following metals prices: $20.00/oz silver; $1,200/oz gold; $0.95/lb lead; $0.90/lb zinc.
3.	Assumes payable by-product metal production: 11,050 oz gold; 9,147 tonnes lead; 13,564 tonnes zinc.
4.	By-product credits: gold $0.63 oz; lead $0.91 oz; zinc $1.28 oz. Total $2.82 oz.
5.	All per ounce costs are based on silver ounces contained in concentrates unless otherwise noted.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early production stage of the Escobal mine and sustainability of operations. The Company is subject to many risks, including dependence on one project, operating in a country that at times has experienced political and social unrest and anti-mining resistance, among other destabilizing factors. This document should be read in conjunction with the 2013 Annual Information Form which includes a more comprehensive risk factor discussion available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

DEPENDENCE ON THE ESCOBAL MINE

Until the Company acquires additional property interests, any adverse development affecting the Escobal mine, including potential court rulings, could have a material adverse effect upon the Company, including the production of mineral resources, profitability, financial performance and results of operations.

OPERATIONS IN GUATEMALA

The Escobal mine is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered a civil armed conflict for 36 years, which was finally resolved through a peace agreement in 1996. The last political crisis in Guatemala occurred in 1983 and a constitutional government was restored in 1985. A resurgence of political unrest or a political crisis in Guatemala could adversely affect the Company’s business and results of operations.

The Company’s business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, illegal mining, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, government corruption, difficulty understanding and complying with an unpredictable regulatory and legal framework respecting the ownership and maintenance of mineral properties, renegotiation or nullification of existing concessions, licenses, permits and contracts, surface rights, mining permits, mines and mining operations, and difficulty obtaining key equipment and components for equipment. The status of Guatemala as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

ANTI-MINING RESISTANCE

Some communities and non-governmental organizations (“NGOs”) have been vocal and active with respect to mining and exploration activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal mine, on exploration activities in the region and on its financial position, cash flow and results of operations. Renewed resistance to the power line project could affect the Company’s business and cost structure.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

SUSTAINED PRODUCTION

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty about achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will be sustained as anticipated or that anticipated production costs will be achieved. Failure to maintain production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability.

SELECTED FINANCIAL INFORMATION

BASIS OF PRESENTATION

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2013. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. Underground project development costs were expensed through March 31, 2013 prior to receipt of the exploitation permit, and subsequently capitalized. These accounting policies have been followed consistently throughout the quarter.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

			Earnings per		Total
		Net (Loss)	Common Share	Total	Shareholders'
Quarters ended	Revenues	Earnings	(basic/diluted)	Assets	Equity
September 30, 2012	-	(21,483)	(0.15)	870,181	854,378
December 31, 2012	-	(24,920)	(0.17)	852,943	831,297
March 31, 2013	-	(24,875)	(0.17)	828,015	807,997
June 30, 2013	-	(15,614)	(0.11)	868,121	794,683
September 30, 2013	-	(15,537)	(0.11)	874,323	781,561
December 31, 2013	-	(9,571)	(0.07)	883,333	774,154
March 31, 2014	89,873	24,811	0.17	930,309	804,574
June 30, 2014	104,717	36,107	0.25/0.24	963,089	846,958

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company built the Escobal mine and commenced commercial production in the first quarter of 2014. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, construction costs, stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

RESULTS OF Q2 2014 OPERATIONS

Summarized Financial Results (expressed in thousands of United States dollars):

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenues	$104,717	$-	$194,590	$-
Mine operating earnings	$56,515	$-	$99,656	$-

Escobal project expenses	$-	$7,191	$-	$26,178
Exploration	$1,079	$1,445	$2,529	$2,700
General and administrative expense	$10,236	$6,114	$18,438	$10,836

Net earnings (loss)	$36,107	$(15,614)	$60,918	$(40,489)

Cash flow from operating activities	$17,679	$(15,884)	$39,229	$(43,839)

Revenues

Commercial operations commenced in January 2014 at which time the Company recorded its first revenues. Concentrate sales generated $104.7 million in revenues, net of treatment and refining charges during the quarter and $194.6 million year to date.

The quantity of metals sold and realized prices during the three and six months ended June 30, 2014 are summarized in the following table:

	Three Months Ended June 30, 2014			Six Months Ended June 30, 2014
	Quantities of	Realized	LBMA / LME	Quantities of	Realized	LBMA / LME
	metal sold	Price	average	metal sold	Price	average
Silver - ounces	4,805,005	$20.82	$19.62	8,973,983	$20.56	$20.05
Gold - ounces	2,142	$1,383	$1,288	4,548	$1,367	$1,290
Lead - tonnes	2,670	$2,200	$2,095	5,052	$2,097	$2,101
Zinc - tonnes	3,066	$2,245	$2,073	5,320	$2,123	$2,051

London Bullion M arket Association (LBM A)
London M etal Exchange (LM E)

The Company’s revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at June 30, 2014 is summarized in the following table:

Provisionally priced metal at June 30, 2014
	Quantity of metal	Recorded
	provisionally priced	provisional price
Silver - ounces	4,062,272	$21.03
Gold - ounces	1,781	$1,322
Lead - tonnes	2,367	$2,139
Zinc - tonnes	2,699	$2,214

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

Production costs

During the three and six months ended June 30, 2014, production costs were comprised of:

	Three months ended	Six months ended
	June 30, 2014	June 30, 2014

Raw materials and consumables	$18,564	$34,642
Employee compensation and benefits	4,976	9,865
Contractors and outside services	3,657	7,504
Other expenses	7,064	10,218
Changes in inventory	(2,549)	686
	$31,712	$62,915

Non-GAAP financial measures

The Company has included certain non-GAAP financial measures throughout this document. “Total cash cost” and “total production cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total cash costs and total production costs on a silver ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute. The Silver Institute is a nonprofit International association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of All-in sustaining Costs per Silver Ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in Sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide a reconciliation of total production costs, total cash costs and all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2014.

Total cash costs and total production costs per ounce of produced silver, net of by-product credits.

	Three months ended	Six months ended
Total cash costs and total production costs ($000's)	June 30, 2014	June 30, 2014
Production costs	$31,712	$62,915
Add/(Subtract)
Change in product inventory	2,549	(686)
Royalties	5,492	10,473
Smelting and refining charges	8,745	15,770
Total cash costs before by-product credits (1)	48,498	88,472
Less gold credit	(2,792)	(6,046)
Less zinc credit	(6,992)	(11,437)
Less lead credit	(5,982)	(10,729)
Total cash costs net of by-product credits	$32,732	$60,260
Add/(Subtract)
Depreciation and depletion	10,999	21,546
Total production costs net of by-product credits	43,731	81,807

Silver ounces produced in concentrate (000's)	5,789	9,910

Total cash costs per ounce before by-product credits	$8.38	$8.93
Total cash costs per ounce net of by-product credits	$5.65	$6.08
Total production costs per ounce net of by-product credits	$7.55	$8.25

(1)	By-product credits have been calculated based on average realized price (provisional, net of treatment and refining charges) and metal sales during the three months ended June 30, 2014;

Metal	Quantity	Price	Value (000's)	Per Oz. Silver
Gold	2,142 ounces	1,303	2,792	$ 0.48
Zinc	3,066 tonnes	2,280	6,992	$ 1.21
Lead	2,670 tonnes	2,241	5,982	$ 1.03

And six months ended June 30, 2014;

Metal	Quantity	Price	Value (000's)	Per Oz. Silver
Gold	4,548 ounces	1,329	6,046	$ 0.61
Zinc	5,320 tonnes	2,150	11,437	$ 1.15
Lead	5,052 tonnes	2,124	10,729	$ 1.08

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

	Three months ended	Six months ended
All-in sustaining costs ($000's)	June 30, 2014	June 30, 2014
Total cash costs net of by-product credits	$32,732	$60,260
Sustaining capital (1)	2,485	7,300
Exploration	1,079	2,529
Reclamation cost accretion	22	45
General and administrative expenses	10,237	18,438
All-in sustaining costs	$46,555	$88,572

Silver ounces produced in concentrate (000's)	5,789	9,911

All-in sustaining cost per ounce produced net of by-product credits	$8.04	$8.94

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures. See reconciliation of capital in Escobal Operations section.

Other expenses

Exploration expense was $1.1 million for the second quarter of 2014 and $2.5 million year to date (2013: $1.5 million and $2.7 million). A total of 10 surface and four underground exploration holes totaling 6,216 meters were drilled at Escobal during the period.

Corporate general and administration expenses were $10.2 million during the second quarter of 2014 and $18.4 million year to date (2013: $6.1 million and $10.8 million). These include non-cash compensation expenses of $3.2 million in the second quarter 2014 and $4.9 million year to date (2013: $2.1 million and $3.7 million). Cash expenses include corporate and Guatemala City overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental, other general and administrative expenses, and donations.

The Company earned minimal interest on its cash balances during the second quarter of 2014 and $10 year to date (2013: $45 and $97).

A foreign exchange gain of $128 was recognized during the second quarter of 2014 and a loss of $35 year to date (2013: $12 loss and $25 gain).

Interest expense for the three and six months ended June 30, 2014 were $1.7 million and $3.4 million, respectively (2013: nil).

CASH FLOW

Cash provided from operating activities before working capital changes was $58.9 million in the second quarter and $104.8 year to date. This other GAAP measure, from the Company’s condensed interim consolidated statements of cash flows, is useful in comparison to other companies. Cash provided from operating activities totaled $17.7 million in the second quarter of 2014 compared to an outflow of $15.5 million in the second quarter of 2013. Year to date cash provided from operating activities was $39.2 million compared to an outflow of $44.0 million during the same period of 2013. The increase in cash from operations was largely due to commencement of commercial operations during the first quarter of 2014 and collection of sales proceeds.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

Investing activities in 2014 consisted of $9.2 million in addition to property, plant, equipment, during the quarter and $27.5 million year to date (2013: $40.9 million in the second quarter and $69.9 million year to date). The change from 2013 levels is a result of completion of construction and commencement of operations.

Financing activities in the second quarter of 2014 generated cash flow of $3.0 million and year to date $30.9 million (2013: $48.5 million during the quarter and year to date). Cash generated from financing activities in 2014 was primarily from the expanded credit facility proceeds and exercise of employee stock options partially offset by loan facility expenses. Financing activities in 2013 consisted primarily of the initial proceeds of the original credit facility.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance as at June 30, 2014 was $51.5 million.

The Company had working capital of $13.8 million and long-term liabilities of $4.9 million as at June 30, 2014. This compares to a working capital deficit of $69.2 million as at December 31, 2013 and non-current liabilities of $4.2 million. This change in the working capital position was due to commencement of commercial operations and the sale of concentrate production, offset by increases in concentrate sales accounts receivable and product inventories. During the first six months of 2014, a significant amount of the operating cash flow was used to pay down construction related liabilities, and build concentrate, materials and supplies inventories as the mine continues to ramp up to steady state operations. Over time, normal operating levels of receivables and inventories will be realized.

It is the opinion of management, based on the Company’s current liquidity position, continued ramp up of operations and sale of concentrate production, that the Company’s liquid assets will be sufficient to discharge liabilities, and fund the Escobal mine to full production levels. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the Credit Facility discussion in this MD&A for further information.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are debt and leases. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At June 30, 2014, the Company’s cash and cash equivalent holdings consisted of $51.5 million, $0.8 million in US$ equivalent CAN$, and $0.3 million in US$ equivalent in other currencies. The Company recognized a foreign exchange gain of $0.13 million for the quarter ended June 30, 2014 and a $0.04 million loss year to date. This compares to a loss of $0.01million during the second quarter of 2013 and a gain of $0.03 million for the first six months.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

SHARE CAPITAL AND FINANCINGS

As at June 30, 2014, the Company had 147,431,748 issued and outstanding common shares, and 149,455,997 shares on a fully diluted basis.

There were 78,000 share options granted to key management personnel, senior employees, and consultants during the three and six months ended June 30, 2014. Share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date. Share options expire five years after the grant date.

During the three and six months ended June 30, 2014, 547,115 and 1,196,674 stock options were exercised and the cash proceeds received were $4.3 and $9.0 million, respectively (2013: 39,000 and 46,000 options for proceeds of $0.2 and $0.3 million, respectively).

During the three and six months ended June 30, 2014, 105,667 deferred share awards vested and the shares were issued to the recipients under the provisions of the Share Plan and $2.1 million was transferred to share capital from share based payments reserve (2013: 201,666 DSA’s and $3.5 million transferred to share capital).

During the three and six months ended June 30, 2014 and 2013, the Company granted 35,000 Restricted Share Awards (“RSAs”) to directors for each period. The RSAs vested immediately at the time of grant and the respective shares were issued on the same day.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal mine as at June 30, 2014.

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

			Over	June 30,	December 31,
	1 year	2-5 years	5 years	2014	2013
Accounts payable and accrued liabiities	$34,349	$-	$-	$34,349	$54,678
Debt	76,608	-	-	76,608	52,367
Income tax payable	2,153	-	-	2,153	808
Lease agreements for rental of office facilities	960	1,970	66	2,996	3,868
Comittment to purchase equipment, services, materials and supplies	36,541	5,740	-	42,282	27,021
Other long term liabilities	-	1,849	-	1,849	1,193
Reclamation and closure cost obiligation	-	-	8,457	8,457	8,457
Total	$150,610	$9,559	$8,523	$168,693	$148,392

The Company currently has no off-balance sheet arrangements.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at June 30, 2014, the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3.1 million. The present value calculation assumes a discount rate of 5.44%, an inflation rate of 3.92%, an undiscounted amount to settle the obligation of $8.5 million, and the commencement of reclamation activities in 17.5 years.

OUTSTANDING SHARE DATA

As at August 12, 2014, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	111,990,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	5,631,892
Common shares issued under RSA and DSA compensation plan	1,834,333
Stock options (vested and unvested) outstanding	1,654,108
DSA's outstanding	285,667
Fully diluted shares outstanding	149,455,997

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s 2013 Annual Financial Statements and MD&A. During the three and six months ended June 30, 2014, there have been no changes to these policies.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Vice-President and Chief Financial Officer, is responsible for the design of disclosure controls and procedures and internal controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information in this MD&A may include, but is not limited to: statements related to the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; expected working capital requirements and the sufficiency of capital resources; the 2014 operations outlook and production guidance; the assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions in the Americas; statements relating to changes in Guatemalan mining laws and regulations and the timing and results of court proceedings; the timing for upgrading the paste backfill plant; the timing and cost for the addition of the fourth filter press; the timing for completion of the feasibility study estimated production during 2014; and estimated unit costs per ounce of silver.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe, efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal mine and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, the timing and possible outcome of pending litigation, other unanticipated litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2013 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Management’s Discussion and Analysis for Quarter Ended June 30, 2014

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Investors are cautioned that the Preliminary Economic Assessment (“PEA”) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results in the PEA will be realized.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.